UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

AMENDMENT NO. 5
TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934

Community Bankshares, Inc.
(Name of the Issuer)

Community Bankshares, Inc.
J. Alton Wingate
(Names of Person(s) Filing Statement)

Common Stock, Par Value $1.00
(Title of Class of Securities)
_______________________________

J. Alton Wingate
Chairman, President and Chief Executive Officer
448 North Main Street
Cornelia, Georgia 30531 (706) 776-2265
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copy to: Richard R. Cheatham, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500
______________________________

This statement is filed in connection with (check the appropriate box):

a.	[_]
The filing of solicitation materials or an information statement subject to Regulation14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)

b.	[_]	The filing of a registration statement under the Securities Act of 1933.

c.	[_]	A tender offer.

d.	[X]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

Check the following box if the filing is a final amendment reporting the results of the transaction.     [X]

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

RULE 13E-3 TRANSACTION STATEMENT

ITEM 15.  ADDITIONAL INFORMATION

This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Community Bankshares, Inc. (the “Company”) in connection with its 1-for-500 reverse stock split, effective June 30, 2005. The reverse stock split was duly approved by 88.13% of the Company’s shareholders at its annual meeting of shareholders on June 30, 2005 and effected by filing articles of amendment to the Company’s articles of incorporation that same date.

The reverse stock split resulted in the Company having 241 record holders of its outstanding Common Stock, Par Value $1.00 Per Share (which changed to $500 per share following the reverse stock split). Accordingly, the Company has filed with the United State Securities and Exchange Commission Form 15 suspending immediately its duty to file periodic reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Exchange Act of 1934. Any fractional shares resulting from the reverse stock split will be redeemed at a price of $58.14 per pre-split share.

ITEM 16.  EXHIBITS

(a)(3)(i)	Notice of Meeting and Proxy Statement of Community Bankshares, Inc. for June 30, 2005 Special Meeting of Shareholders (“Proxy Statement”)*

(a)(3)(ii)	Proxy Cards for June 30, 2005 Special Meeting of Shareholders (included in the Proxy Statement filed as Exhibit (a)(3)(i))*

(a)(3)(iii)	Letter of Transmittal

(c)(1)	Report of the Financial Advisor (included in the Proxy Statement filed as Exhibit (a)(3)(i))*

(c)(2)	Opinion of the Financial Advisor (included in the Proxy Statement filed as Exhibit (a)(3)(i))*

(f)	Description of Dissenters’ Rights and Procedure for Exercise (included in the Proxy Statement filed as Exhibit (a)(3)(i))*

________

*previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

COMMUNITY BANKSHARES, INC.

/.s/ J. Alton Wingate
J. Alton Wingate
Chairman, President and Chief Executive Officer

July 8, 2005

OTHER FILING PERSON:

/s/ J. Alton Wingate
J. Alton Wingate

July 8, 2005